United States securities and exchange commission logo





                             January 13, 2021

       Ben Kaplan
       Chief Executive Officer
       Ehave, Inc.
       18851 NE 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: Ehave, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 31,
2020
                                                            File No. 024-11336

       Dear Mr. Kaplan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       The Offering, page 8

   1. Please revise the amount of net proceeds disclosed in the line discussing the use of proceeds. In this
regard, you indicate that the net proceeds will be $150,000, but it appears from your table
on page 26 that net proceeds will be $4,850,000 if you sell all of the shares being
offered.
       Risk Factors, page 9

   2. We note your response to prior comment 4 and we reissue it in part. We note that Section
                                                        6 of the Subscription
Agreement includes an exclusive forum provision for certain claims against you. Please add
risk factor disclosure regarding the provision and address, without
 Ben Kaplan
FirstName
Ehave, Inc.LastNameBen Kaplan
Comapany
January 13,NameEhave,
            2021       Inc.
January
Page 2 13, 2021 Page 2
FirstName LastName
         limitation, how this provision may impact shareholder rights. Clarify whether the provision applies to claims under the federal securities laws.
Use of Proceeds, page 26

3. We note your response to prior comment 3. Please clarify to describe the conditions under which proceeds from the offering will be used to pay your CEO for accrued salary.
Plan of Distribution, page 28

4. We note your response to prior comment 2 and we reissue it in part. Please explain what
         "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
31

5. We note the revisions made in response to prior comment 5. As previously requested, please revise the amounts included in the narrative discussion of results of operations and liquidity and capital resources to agree to the financial statements included in the filing.
          In your discussion on page 31, correct the amounts disclosed as accumulated deficit and total cash and cash equivalents as of September 30, 2020 and the total operating expenses and net loss for the year ended December 31, 2019. Also revise the statements that you had positive operating cash flows and no working capital deficit at September 30, 2020.
         In your discussion of liquidity and capital resources on page 33, correct the amounts of accumulated deficit and working capital deficit as of December 31, 2019 and net loss for the year ended December 31, 2019 that do not reconcile to your financial statements. On page 37, correct the amount of net cash used in operating activities for the year ended
         December 31, 2019. In addition, please correct amounts disclosed in Risk Factors, such as the amounts disclosed as net loss for the fiscal year ended December 31, 2019 and accumulated deficit at December 31, 2019 on page 9 and accumulated deficit and
         stockholders    deficit at December 31, 2019 on page 10.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accouting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff
Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
 Ben Kaplan
Ehave, Inc.
FirstName
January 13,LastNameBen
                2021       Kaplan
Comapany
Page    3      NameEhave, Inc.
January 13, 2021 Page 3
cc:       Jonathan Leinwand, Esq.
FirstName LastName